UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

Imago BioSciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45250K107

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45250K107

1.	Name of Reporting Persons. Frazier Healthcare VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,312,331 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,312,331 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,312,331 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Frazier Healthcare VII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 658,943 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 658,943 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,943 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII-A, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHM VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and (ii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHM VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and (ii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 376,098 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 376,098 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,098 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 376,098 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 376,098 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 376,098 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,098 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 376,098 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 376,098 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 376,098 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,098 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 376,098 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Frazier Life Sciences Public Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 376,097 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 376,097 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,097 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 376,097 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHMLSP Overage, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 376,097 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 376,097 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,097 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 376,097 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHMLSP Overage, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 376,097 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 376,097 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,097 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 376,097 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 178,738 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 178,738 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,738 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 178,738 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 178,738 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 178,738 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,738 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 178,738 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 178,738 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 178,738 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,738 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 178,738 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,902,207 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,902,207 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,902,207 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P., (ii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P., (iii) 376,098 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iv) 376,097 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHM VII, L.P. and (v) 178,738 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of both FHMLSP, L.L.C. and FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. and Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,902,207 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,902,207 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,902,207 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P., (ii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P., (iii) 376,098 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iv) 376,097 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHM VII, L.P. and (v) 178,738 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of both FHMLSP, L.L.C. and FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. and Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and (ii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and (ii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Brian Morfitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and (ii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,971,274 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,971,274 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,274 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,312,331 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and (ii) 658,943 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick J. Heron, James N. Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 752,195 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 752,195 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 376,098 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 376,097 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of both FHMLSP, L.L.C. and FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. and Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 752,195 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 752,195 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 376,098 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 376,097 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of both FHMLSP, L.L.C. and FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. and Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 178,738 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 178,738 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,738 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 178,738 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 33,822,201 shares of Common Stock outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

CUSIP No. 45250K107

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D filed on July 21, 2021 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the Common Stock of Common Stock of Imago BioSciences, Inc. (the “Issuer”), having its principal executive office at 303 Twin Dolphin Drive, 6th Floor, Redwood City, California 94065. Except as otherwise specified in Amendment No. 1, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background

(a)	Name:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Healthcare VII, L.P. (“FH-VII”)

Frazier Healthcare VII-A, L.P. (“FH-VIIA”)

FHM VII, L.P. (“FHM-VII L.P.”)

FHM VII, L.L.C. (“FHM-VII LLC”)

Frazier Life Sciences Public Fund, L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

Frazier Life Sciences Public Overage Fund, L.P. (“FLSPOF”)

FHMLSP Overage, L.P.

FHMLSP Overage, L.L.C.

Frazier Life Sciences XI, L.P. (“FLS XI”)

FHMLS XI, L.P.

FHMLS XI, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Alan Frazier (“Frazier”)

Nader Naini (“Naini”)

Nathan Every (“Every”)

Brian Morfitt (“Morfitt”)

Albert Cha (“Cha”)

James Brush (“Brush”)

Daniel Estes (“Estes” and together with Topper, Heron, Frazier, Naini, Every, Morfitt, Cha and Brush, the “Members”)

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

70 Willow Road, Suite 200

Menlo Park, CA 94025

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FH-VII, FH-VIIA, FLSPF, FLSPOF and FLS XI are venture capital funds concentrating in healthcare, life sciences and related fields. The sole business of FHM-VII L.P. is to serve as general partner of both FH-VII and FH-VIIA. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP Overage, L.P. is to serve as general partner of FLSPOF. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P. The sole business of FHMLSP Overage, L.L.C. is to serve as general partner of FHMLSP Overage, L.P. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P. The principal business of the Members is to manage FH-VII, FH-VIIA, FHM-VII L.P., FHM-VII LLC, FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLSPOF, FHMLSP Overage, L.P., FHMLSP Overage, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FH-VII	-	Delaware, U.S.A.
	FH-VIIA	-	Delaware, U.S.A.
	FHM-VII L.P.	-	Delaware, U.S.A.
	FHM-VII LLC	-	Delaware, U.S.A.
	FLSPF	-	Delaware, U.S.A.
	FHMLSP, L.P.	-	Delaware, U.S.A.
	FHMLSP, L.L.C.	-	Delaware, U.S.A.
	FLSPOF	-	Delaware, U.S.A.
	FHMLSP Overage, L.P.	-	Delaware, U.S.A.
	FHMLSP Overage, L.L.C.	-	Delaware, U.S.A.
	FLS XI	-	Delaware, U.S.A.
	FHMLS XI, L.P.	-	Delaware, U.S.A.
	FHMLS XI, L.L.C.	-	Delaware, U.S.A

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen
	Frazier	-	United States Citizen
	Naini	-	United States Citizen
	Every	-	United States Citizen
	Morfitt	-	United States Citizen
	Cha	-	United States Citizen
	Brush	-	United States Citizen
	Estes	-	United States Citizen

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), and after accounting for the 8.4-1 reverse stock split that the Issuer had effected on July 13, 2021, FH-VII and FH-VIIA collectively purchased from the Issuer in a series of private transactions, 1,541,822 shares of Series A Preferred Shares (“Series A Stock”), 951,742 shares of Series B Preferred Shares (“Series B Stock”) and 290,210 shares of Series C Preferred Shares (“Series C Stock”) for an aggregate purchase price of $19,371,856. Upon closing of the IPO, the shares of Series A Stock, Series B Stock and Series C Stock held by FH-VII and FH-VIIA automatically converted into shares of Common Stock of the Issuer on a 1-to-1 basis, resulting in FH-VII and FH-VIIA collectively holding a total of 2,783,774 shares of Common Stock at such time. In addition, at the time of the IPO, FH-VII and FH-VIIA collectively purchased an aggregate of 187,500 shares of Common Stock of the Issuer at the IPO price of $16.00 per share.

Between November 9, 2022 and November 11, 2022, FLSPF purchased an aggregate of 376,098 shares of Common Stock of the Issuer for a total approximate purchase price of $6,406,706.

Between November 9, 2022 and November 11, 2022, FLSPOF purchased an aggregate of 376,097 shares of Common Stock of the Issuer for a total approximate purchase price of $6,406,689.

Between November 9, 2022 and November 11, 2022, FLS XI purchased an aggregate of 178,738 shares of Common Stock of the Issuer for a total approximate purchase price of $3,044,744.

FH-VII holds 2,312,331 shares of Common Stock of the Issuer as of the date of this filing (the “FH-VII Shares”), FH-VIIA holds 658,943 shares of Common Stock of the Issuer as of the date of this filing (the “FH-VIIA”), FLSPF holds 376,098 shares of Common Stock of the Issuer as of the date of this filing (the “FLSPF Shares”), FLSPOF holds 376,097 shares of Common Stock of the Issuer as of the date of this filing (the “FLSPOF Shares”) and FLS XI holds 178,738 shares of Common Stock of the Issuer as of the date of this filing (the “FLS XI Shares”).

The working capital of FH-VII, FH-VIIA, FLSPF, FLSPOF and FLS XI was the source of the funds for the purchase of the FH-VII Shares, the FH-VIIA Shares, the FLSPF Shares, the FLSPOF Shares and the FLS XI Shares. No part of the purchase price of the FH-VII Shares, the FH-VIIA Shares, the FLSPF Shares, the FLSPOF Shares or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FH-VII Shares, the FH-VIIA Shares, the FLSPF Shares, the FLSPOF Shares and the FLS XI Shares.

Item 4. Purpose of Transaction

Each of FH-VII, FH-VIIA, FLSPF, FLSPOF and FLS XI acquired the FH-VII Shares, the FH-VIIA Shares, the FLSPF Shares, the FLSPOF Shares and the FLS XI Shares, as the case may be, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FH-VII, FH-VIIA, FLSPF, FLSPOF and FLS XI and the other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FH-VII is the record owner of the FH-VII Shares. As the sole general partner of FH-VII, FHM L.P. may be deemed to beneficially own the FH-VII Shares. As the sole general partner of FHM L.P., FHM L.L.C. may be deemed to beneficially own the FH-VII Shares. As members of FHM L.L.C., each of Topper, Heron, Frazier, Naini, Every and Morfitt may be deemed to beneficially own the FH-VII Shares.

FH-VIIA is the record owner of the FH-VIIA Shares. As the sole general partner of FH-VIIA, FHM L.P. may be deemed to beneficially own the FH-VIIA Shares. As the sole general partner of FHM L.P., FHM L.L.C. may be deemed to beneficially own the FH-VIIA Shares. As members of FHM L.L.C., each of Topper, Heron, Frazier    , Naini, Every and Morfitt may be deemed to beneficially own the FH-VIIA Shares.

FLSPF is the record owner of the FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPF Shares.

FLSPOF is the record owner of the FLSPOF Shares. As the sole general partner of FLSPOF, FHMLSP Overage, L.P. may be deemed to beneficially own the FLSPOF Shares. As the sole general partner of FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. may be deemed to beneficially own the FLSPOF Shares. As members of FHMLSP Overage, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPOF Shares.

FLS XI is the record owner of the FLS XI Shares. As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Shares. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Shares. As members of FHMLS XI, L.L.C., each of Topper, Heron and Estes may be deemed to beneficially own the FLS XI Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 33,822,201 shares of Common Stock that were outstanding on November 2, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2022.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FH-VII:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FH-VIIA:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHM-VII L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHM-VII LLC:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)*
11/9/2022	Purchase	79,321	Common Stock	$16.0877
11/10/2022	Purchase	197,234	Common Stock	$17.2059
11/11/2022	Purchase	99,543	Common Stock	$17.45

*	Represents the weighted average price per share.

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPOF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)*
11/9/2022	Purchase	79,321	Common Stock	$16.0877
11/10/2022	Purchase	197,232	Common Stock	$17.2059
11/11/2022	Purchase	99,544	Common Stock	$17.45

*	Represents the weighted average price per share.

FHMLSP Overage, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP Overage, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS XI:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)*
11/9/2022	Purchase	37,696	Common Stock	$16.0877
11/10/2022	Purchase	93,734	Common Stock	$17.2059
11/11/2022	Purchase	47,308	Common Stock	$17.45

*	Represents the weighted average price per share.

FHMLS XI, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS XI, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Frazier:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Naini:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Every:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Morfitt:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Estes:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FH-VII Shares, the FH-VIIA Shares, the FLSPF Shares, the FLSPOF Shares or the FLS XI Shares beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A - Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2022	FRAZIER HEALTHCARE VII, L.P.
	By	FHM VII, L.P., its general partner
	By	FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FRAZIER HEALTHCARE VII-A, L.P.
	By	FHM VII, L.P., its general partner
	By	FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FHM VII, L.P.
	By	FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FHM VII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
	By:	FHMLSP, L.P., its General Partner
	By:	FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FHMLSP, L.P.
	By:	FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FRAZIER LIFE SCIENCES PUBLIC OVERAGE FUND, L.P.
	By:	FHMLSP Overage, L.P., its General Partner
	By:	FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FHMLSP OVERAGE, L.P.
	By	FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FHMLSP OVERAGE, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FRAZIER LIFE SCIENCES XI, L.P.
	By	FHMLS XI, L.P., its general partner
	By	FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 14, 2022	By:	*
James N. Topper

Date: November 14, 2022	By:	*
Patrick J. Heron

Date: November 14, 2022	By:	*
Alan Frazier

Date: November 14, 2022	By:	*
Nader Naini

Date: November 14, 2022	By:	*
Nathan Every

Date: November 14, 2022	By:	*
Brian Morfitt

Date: November 14, 2022	By:	**
Albert Cha

Date: November 14, 2022	By:	**
James Brush

Date: November 14, 2022	By:	***
Daniel Estes

Date: November 14, 2022	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.

Exhibit Index

Exhibit A - Agreement regarding filing of joint Schedule 13D.